Exhibit (d-4)

September 13, 2022

As amended February 17, 2023

The Alger Institutional Funds

100 Pearl Street, 27th Floor

New York, NY 10004

Dear Sirs:

Fred Alger Management, LLC (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, the share classes of each series (each, a “Fund”) of The Alger Institutional Funds (the “Trust”) listed on Schedule A for the expense cap period indicated. FAM will waive its fees and/or reimburse expenses as indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses (and, for Alger Capital Appreciation Institutional Fund, custody fees) as noted on Schedule A.

FAM understands and intends that the Trust will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement may only be amended or terminated prior to its expiration date by agreement between FAM and the Trust’s Board of Trustees, and will terminate automatically in the event of termination of the Investment Advisory Agreement between FAM and the Trust, on behalf of each Fund. FAM may, during the two-year period of this Agreement, recoup any fees waived or expenses reimbursed pursuant to this Agreement; however, a Fund will only make repayments to FAM if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense cap. Such recoupment is limited to two years from the date the amount is initially waived or reimbursed.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, LLC

/s/ Tina Payne
By: Tina Payne, SVP, CCO, General Counsel

Accepted by:

The Alger Institutional Funds

/s/ Hal Liebes
By: Hal Liebes, President

SCHEDULE A

Fund Name	Share Class	Fiscal Year End	Expense Cap	Expense Cap Period
Alger Focus Equity Fund	Y	October 31	0.58%[1]	February 28, 2023 – February 28, 2025
Alger Focus Equity Fund	Z	October 31	0.63%[1]	February 28, 2023 – February 28, 2025
Alger Small Cap Growth Institutional Fund	Z-2	October 31	0.99%[1]	February 28, 2023 – February 28, 2025
Alger Capital Appreciation Institutional Fund	Y	October 31	0.03%[2]	February 28, 2023 – February 28, 2025
Alger Capital Appreciation Institutional Fund	Z-2	October 31	0.05%[2]	February 28, 2023 – February 28, 2025
Alger Mid Cap Growth Institutional Fund	Z-2	October 31	0.99%[1]	February 28, 2023 – February 28, 2025
[1]

Agree to waive fees or to reimburse Fund expenses (excluding acquired fund fees and expenses, dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses, to the extent applicable) to the extent necessary to limit the total annual fund operating expenses of the Class of the Fund to the percentage set forth above of the Class’s average daily net assets.

[2]

Agree to waive fees or to reimburse Fund expenses (excluding custody fees, acquired fund fees and expenses, dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses, to the extent applicable) to the extent necessary to limit the Other Expenses of the Class of the Fund to the percentage set forth above of the Class’s average daily net assets.

2